UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 3, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE
BIOHAVEN RAISES $80 MILLION IN PRIVATE FINANCING
Toronto, Ontario, November 1, 2016 – Portage Biotech Inc. ("Portage" or "the Company") (OTC: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that Biohaven Pharmaceutical Holding Company Ltd. ("Biohaven"), wherein Portage has significant investment has successfully completed a private financing of $80 million from third parties. This financing will enable Biohaven to initiate phase 2/3 studies in last quarter of 2016 and in 2017 and develop late stage clinical pipeline and advance new therapies into clinical trials.
Further details can be found in a press release issued today by Biohaven – see http://finance.yahoo.com/news/biohaven-secures-80-million-oversubscribed-070000683.html
Biohaven and Portage are contractually bound by the lead investor and the pharmaceutical companies that have invested to not disclose the terms of the financing.
Gregory Bailey, Chairman of Portage commented, "This financing is transformative for Biohaven as it transitions into a biotech company with late stage assets. Contractual obligations prevent Biohaven and Portage from giving the full details of this financing and an update on Biohaven. We look forward to Biohaven moving to the public markets when it will give the most accurate picture of the value of this investment."
 Kam Shah, CFO of Portage added, "We are extremely pleased to report that Biohaven is now funded through its next major milestones. It has been exciting to see the amount and strength of the Institutional investors' interest in Biohaven."

About Portage:

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical "proof of concept" with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization.
Portage is seeking discovery and co-development partners with expertise in areas such as cancer, infectious disease, neurology and psychiatry to develop and commercialize its therapies. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.
Portage looks to work with a wide range of partners in all phases of development. Collaboration with Portage may include direct funding of other companies or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage invests sweat equity as well as, or instead of, capital. Portage's network of associated drug developers, financiers, scientists and physicians can provide substantial value for our partners by mitigating risks, designing clinical trials, providing regulatory expertise, and maximizing the rewards of clinical development.
Portage's portfolio companies comprise:
 Portage Pharmaceuticals Limited ("PPL"), which is wholly owned by Portage -  PPL management developed an improved, fully human cell penetrating peptide platform called CellPorter® and nominated its first lead candidate from the CellPorter® platform, a potent anti-inflammatory peptide that it plans to develop for ophthalmological diseases, including Dry Eye Disease.

Biohaven, wherein Portage has significant equity investment, is a privately-held biopharmaceutical company with particular expertise in late stage clinical development and has portfolio of multiple late stage drug assets. Biohaven has licensed intellectual property from Yale University, Catalent, ALS Biopharma LLC, Massachusetts General Hospital and two undisclosed pharmaceutical companies. The company has advanced multiple candidates into the clinic and plans on pivotal trials beginning late 2016. Biohaven also has a substantial equity stake in Kleo Pharmaceuticals, Inc. (http://kleopharmaceuticals.com). Further information regarding Biohaven can be found at: http://biohavenpharma.com.
Sentien Biotechnologies Ltd , wherein Portage holds under 20% equity on a fully diluted basis, is a Boston-based firm developing an extracorporeal stem cell therapy for acute kidney injury.  Sentien is preparing to file its IND and is currently raising capital to support its first-in-man trial.

For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com .or our web site www.portagebiotech.com
Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.
Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.